BANCOLOMBIA S.A. ANNOUNCES AUTHORIZATION FOR AN OFFERING OF SENIOR NOTES

Medellin, Colombia, April 26, 2011

Yesterday, the Board of Directors of Bancolombia S.A. (“Bancolombia”) approved the issuance of up to USD 1,000,000,000.00 (or the equivalent in COP) of Senior Notes (Bonos Ordinarios or the “Senior Notes”). The Senior Notes will have a term of up to 10 years.

The Senior Notes may be offered in Colombia and/or abroad, depending on market conditions at the time and authorizations granted for this purpose by the relevant government authorities and the Board of Directors. The Board of Directors will authorize the related “Reglamento de la Emisión” (the “Terms of the Senior Notes”) and will fix the conditions, including the final term, yields and amortization.

Any proceeds from the offerings will be used for general corporate purposes, which include carrying out the business of a financial institution in accordance with applicable law.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.